October 31, 2008
Mark P. Shuman, Esq.,
Branch Chief – Legal
  Division of Corporation Finance,
    Securities and Exchange Commission,
      100 F Street, N.E.,
        Washington, D.C. 20549-9303.
Re:	Registration Statement on Form S-1 filed by VeriFone Holdings, Inc. (File No. 333-153391)
Dear Mr. Shuman:
          This letter is being submitted on behalf of our client VeriFone Holdings, Inc. (the “Company” or “VeriFone”), and responds to your letter, dated October 6, 2008, transmitting comments of the Staff of the Securities and Exchange Commission (the “Commission”) in connection with the above-referenced Registration Statement and certain related documents.
          The Company’s responses to the Staff’s comments are numbered to correspond to the comments in your letter of October 6, 2008. For your convenience, we have also included the text of each of your comments in bold text, followed by the Company’s response. In general, the information contained in this response letter with respect to VeriFone has been furnished by VeriFone which is solely responsible for the adequacy and accuracy of the information related to it as well as the corresponding disclosures included and incorporated by reference in the Registration Statement. The Company also acknowledges that the Staff’s comments or changes to future disclosures in response to the Staff’s comments do not foreclose the Commission from taking any action with respect to the Registration Statement, and that the Company may not assert the Staff’s comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. Please note that any capitalized terms used, but not defined in this response letter have the meanings ascribed to them in the Registration Statement.

Mark Shuman, Esq.

          In response to certain comments, the Company has noted that it will make changes to disclosures in future filings. It is doing so in order to address the Staff’s views in a constructive manner and not because the Company believes its prior filings were deficient or inaccurate in any respect. Accordingly, any changes implemented in future filings, should not be taken as an admission by the Company that prior disclosures were in any way deficient or inaccurate.
Form 10-K for the year ended October 31, 2007
Item 11. Executive Compensation, page 130
Elements of Executive Compensation
1. Comment: You state that you consider the total compensation, including the allocation among base salary, performance based bonuses, equity incentives and benefits perquisites that may be awarded to a named executive in setting his compensation. Please consider whether amounts realized from prior compensation and payable upon termination or change of control were evaluated or had a material impact on the compensation awards, and provide disclosure, as applicable.
Response: As described in the response to comment #2 below, the Company considered the equity held by the Company’s Chief Executive Officer, Douglas G. Bergeron, including equity awards previously granted and the vesting schedule of those equity awards, in structuring Mr. Bergeron’s amended and restated employment agreement and in setting the base salary and target cash bonus elements of Mr. Bergeron’s compensation for the fiscal year ending October 31, 2007, and the performance-based equity awards in effect for the fiscal years ending October 31, 2007, 2008 and 2009. The Company’s Compensation Committee did not evaluate amounts realized from prior compensation or payable upon termination or change of control in setting compensation for the Company’s other named executive officers, except that it did take into account previous annual cash compensation in setting the base salary and target cash bonus for such named executive officers. As indicated on page 135 of the Company’s Annual Report on Form 10-K for the year ended October 31, 2007 (the “Form 10-K”), the base salary for each named executive officer was set for the fiscal year ended October 31, 2007, by the Compensation Committee after consideration of the base salary of such named executive officer for the fiscal year ended October 31, 2006. In future filings, the Company will provide additional disclosure on the extent to which amounts realized from prior compensation and payable upon termination or change of control were evaluated or had a material impact on the compensation set for the Company’s named executive officers.
Employment Agreement with our Chief Executive Officer, page 132

Mark Shuman, Esq.

2. Comment: We note you were mindful of the substantial equity owned by Mr. Bergeron when you reviewed his compensation program. Explain how you used this information to clarify the effect the information had in setting Mr. Bergeron’s compensation.
Response: As described on pages 132-133 of the Form 10-K, the Compensation Committee undertook a review of Mr. Bergeron’s compensation in the first quarter of 2007 in connection with the amendment of his employment agreement. During the course of that review, the Compensation Committee evaluated Mr. Bergeron’s equity holdings and the vesting schedule of his unvested equity awards to assess the extent to which those holdings and the remaining vesting schedule helped serve the Compensation Committee’s goals of retaining Mr. Bergeron as chief executive officer and properly motivating Mr. Bergeron to continue to manage the Company to improve financial and operating performance at the Company. The Compensation Committee also believed that Mr. Bergeron’s expectations of his own future compensation and opportunities were influenced by the significant appreciation in the equity he acquired in 2002 in connection with the acquisition and recapitalization of the Company. As a result of this review, the Compensation Committee determined that it would be appropriate to structure a new performance-based equity award that would allow Mr. Bergeron to potentially earn significant equity-based compensation, provided that the Company achieved substantial improvement in financial and operating performance as measured by net income, as adjusted, per share, which was the non-GAAP financial measure generally used by investment analysts to evaluate the Company’s performance. The Compensation Committee also sought to align more fully Mr. Bergeron’s incentives with the Company’s goal of enhancing shareholder value and, therefore, also sought to have a portion of the equity awards subject to substantial share price appreciation. The Compensation Committee accomplished this by applying a 50% multiplier to the Performance RSUs to be earned if, in addition to meeting the stated financial performance goals, the Company also achieved substantial improvement in its share price performance, thereby enhancing shareholder wealth considerably.
The Compensation Committee also concluded that it would be appropriate to increase Mr. Bergeron’s base salary from approximately $600,000 to $700,000 and his target bonus from $750,000 to $900,000. In future filings, the Company will provide enhanced disclosure of the Committee’s consideration of existing equity in setting executive compensation.
Performance-Based Bonuses, page 136
General
3. Comment: To the extent non-GAAP parameters are used as targets or otherwise referred to in determining levels of executive compensation,

Mark Shuman, Esq.

explain how each non-GAAP amount used for this purpose is calculated from your audited financial statements. Refer to Instruction 5 of Instructions to Item 402(b) of Regulation S-K.
Response: As described on page 137 of the Form 10-K, the Company used two non-GAAP financial measures, net income, as adjusted, per share, and EBITDA, as adjusted, in determining levels of executive compensation. In future annual reports on Form 10-K, the Company will explain how the non-GAAP financial measures used by the Company in setting executive compensation are calculated by reconciling each such non-GAAP financial measure to the most directly comparable financial measure or measures calculated and presented in accordance with GAAP in the Company’s audited financial statements.
4. Comment: You indicate that in determining both annual and quarterly bonuses, you consider several performance based factors, and based on the achievements of the executives relative to the performance factors you pay the bonus. As a result, it appears that the targets you set for evaluating performance are a material part of your compensation policy. Please disclose the targets, or tell us why you have not disclosed them. If you disclose the targets, discuss whether, for each executive, he met those targets, including a discussion of by what margin or amount the targets were, or were not, met. If you do not disclose the targets, discuss how difficult it will be for the executive, or how likely it will be for you, to achieve the undisclosed target level.
Response: In the Form 10-K, the Company disclosed the performance based factors that were used to determine annual and quarterly bonuses without disclosing the specific performance targets for each of the Company’s named executive officers. In future filings, the Company will provide additional disclosure of any specific performance targets used for setting incentive compensation for each of the Company’s named executive officers, whether each named executive officer met those targets, and by what margin or amount the targets were, or were not, met.
Unforeseen Events, page 137
5. Comment: Discuss your policies regarding the adjustment or recovery of awards or payments if the relative performance measures are restated or otherwise adjusted in a manner that would reduce the size of the award or payment. Refer to Item 402(b)(2)(viii) of Regulation S-K.
Response: The performance-based equity awards granted to the Company’s Chief Executive Officer in connection with the amendment and restatement of his employment agreement in 2007 were all performance-based and were granted in

Mark Shuman, Esq.

three equal tranches. Up to the full amount of each tranche would vest on October 31, 2008, 2009 and 2010 if certain performance targets were achieved in the preceding fiscal years ending on October 31, 2007, 2008 and 2009, respectively. In certain circumstances in which the Company restates financial results such that the performance condition for the tranche would no longer be met, the awards with respect to that tranche would be forfeited.

The Company does not have a formal policy on the adjustment or recovery of awards or payments if the relative performance measures are restated or otherwise adjusted for its named executive officers other than with respect to the outstanding equity awards for the Company’s Chief Executive Officer. However, the Compensation Committee expects that named executive officers will forfeit or return any award or payment to the extent that such award or payment was incorrectly awarded or paid because the relative performance measures used to determine such award or payment are restated or otherwise adjusted in a manner that would reduce the size of the award or payment. As an example, the Compensation Committee requested (and the Company’s former Chief Financial Officer agreed), that the Company’s former Chief Financial Officer would upon departure from the Company forfeit quarterly bonus payments received in respect of fiscal 2007 because such quarterly bonus payments were awarded on the basis of financial performance measures that, following the Company’s restatement of its interim results for the 2007 fiscal year, were not met.

The Compensation Committee also expects to consider the adoption of a more formal policy with respect to such adjustments or recoveries in the future. In future filings, the Company will describe any contractual terms or formal policies or the expectation of the Compensation Committee regarding the adjustment or recovery of awards or payments if the relative performance measures for such awards or payments are restated or otherwise adjusted in a manner that would reduce the size of the award or payment.
One-Time Bonuses, page 140
6. Comment: Please provide meaningful descriptive information regarding the individual accomplishments that resulted in awards and bonuses or other forms of compensation. For example you refer to the “many positive contributions” Mr. Waller made to your 2007 financial performance. You should consider describing the nature of these contributions in a more specific but concise manner that would enable shareholders to better understand the nature of his accomplishments and how they benefited the company.

Response: As described on pages 137-138 of the Form 10-K, among the factors applied in the determination of each named executive officer’s annual bonus is

Mark Shuman, Esq.

whether pre-established individual goals for such named executive officer have been met and the subjective performance of such named executive officer during the fiscal year as determined by or under the authority of the Compensation Committee. Also, as described on page 139 of the Form 10-K, approximately 20% of the quarterly bonuses that are paid to the Company’s named executive officers who are entitled to receive a quarterly bonus (which does not include the Company’s Chief Executive Officer) is based on the Chief Executive Officer’s subjective review of such named executive officer’s individual performance during the quarter. In future filings, the Company will include a more specific but concise discussion of the individual accomplishments that resulted in awards and bonuses or other forms of compensation.
Potential Payments Upon Termination or Change of Control, page 147
7. Comment: Explain how you determined the appropriate payment and benefit levels under the various circumstances that trigger payment or provision of benefits under the agreements you have with certain executives and your equity plans. See Item 402(b)(1)(v) and 402(j)(3) of Regulation S-K.

Response: The amounts and benefits payable to the Company’s Chief Executive Officer and Chief Financial Officer, who are the only employees of the Company who have employment agreements with the Company, are determined by and in accordance with the provisions of those agreements negotiated with these individuals. The agreements with the Company’s Chief Executive Officer and the Company’s former Chief Financial Officer are described on pages 132-133 of the Form 10-K. The Company also intends to describe the change-in-control severance agreement with the Company’s current Chief Financial Officer, whose employment commenced on September 2, 2008, including the circumstances that trigger payment or provision of benefits and the level of payments and benefits in such circumstances, in its future filings. In negotiating payment and benefit levels upon a termination or change of control for the Company’s Chief Executive Officer and Chief Financial Officer, the Company considered (i) the employment agreement that the Company’s Chief Executive Officer entered into in connection with the acquisition and recapitalization of the Company led by the Company’s Chief Executive Officer and a private equity firm in 2002, (ii) the change-in-control severance agreement that the Company’s former Chief Financial Officer had entered into in connection with his initial employment in July 2004, and (iii) similar arrangements in place at the Company’s “peer” companies listed on page 134 of the Form 10-K.

The only other employee of the Company who is eligible to receive a change-of-control benefit is Elmore Waller, the Company’s Executive Vice President, Integrated Solutions, who has a change-of-control benefit with respect to certain options and restricted stock units that were granted to Mr. Waller in 2006 and early 2007. The benefit applies in the event of a change of control that

Mark Shuman, Esq.

is followed by an involuntary or constructive termination of Mr. Waller. The Company determined to provide Mr. Waller with change-of-control benefits for these equity awards at a level consistent with the equity-related change-of-control benefits of the Company’s former Chief Financial Officer in order to provide Mr. Waller with a sufficient incentive to remain at the Company at that time. Since May 2007, the Company has not granted nor does it currently intend to grant equity awards to any of its employees that provide for accelerated vesting as a result of a termination or change in control other than grants to its Chief Executive Officer and Chief Financial Officer. In future filings, the Company will expand its disclosure of how it determined the appropriate payment and benefit levels under the various circumstances that trigger payment or provision of benefits upon a termination or change-in-control in the arrangements that the Company has with its executive officers.
Form 10-K

Item 15.	Exhibits, Financial Statement Schedules, page 156
Exhibits 31.1 and 31.2
8. Comment: In future filings, please revise each certificate so that it conforms precisely with the text of the certificate set out in Item 601(b)(31) of Regulation S-K. As an example, omit the reference to the title of the person signing the certificate and the name of the company in the introductory clause to the certificate.

Response: The Company confirms it will revise the certifications in future filings to conform precisely with the text of the certificate set out in Item 601(b)(31) of Regulation S-K.

Mark Shuman, Esq.

     Please contact me by telephone ((650) 461-5620), facsimile ((650) 461-5700) or e-mail (millersc@sullcrom.com) if you have any comments or questions about this letter.
Very truly yours,
/s/ Scott D. Miller
Scott D. Miller

cc:	Barbara C. Jacobs Donna Levy (Securities and Exchange Commission) Douglas G. Bergeron Robert Dykes Albert Liu (VeriFone Holdings, Inc.)